Exhibit 99.1

Cheer Holding Announces Receipt of Two Preliminary Non-Binding Proposals to Acquire All of Its Shares

BEIJING, November 5, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced that its Board of Directors (the “Board”) has received the following non-binding proposals (the “Proposals”):

(i) a preliminary non-binding proposal letter, dated November 1, 2025, from Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd., an existing shareholder of the Company, proposing to acquire all of the outstanding Class A ordinary shares of the Company, par value $0.001 per share (“Class A Shares”) for US$0.56 in cash per Class A Share, and

(ii) a preliminary non-binding proposal letter, dated November 4, 2025, from Excel Ally Ventures Limited proposing to acquire all of the outstanding Class A Shares for US$0.52 in cash per Class A Share (the “Proposed Transactions”).

The Board will form a special committee (the “Special Committee”) consisting of independent directors to evaluate and consider the Proposed Transactions as well as other potential strategic alternatives that the Company may pursue. The Special Committee will have the right to retain advisors, including an independent financial advisor and independent legal counsel, to assist it in its evaluation.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposals and has not made any decisions with respect to the Proposals. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transactions or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposals or any other transaction, except as required under applicable law.

Additional Information about the Proposals

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Proposals, which will include as an annex thereto the proposal letters. All parties desiring details regarding the Proposals are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Data Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, that the Company will consider or accept a proposal to take the Company private, or the possibilities that competing offers will be made. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)